VIA EDGAR

June 3, 2009

Mr. Christian Windsor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re: S&T Bancorp, Inc. (the "Company")
Form 10-K for the fiscal year ended December 31, 2008
File No. 0-12508

Dear Mr. Windsor:

This letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the Staff's letter dated May 22, 2009 (the "Comment Letter") with respect to the Staff's review of the above-referenced filing. For your convenience, we have repeated the numbered comments from the Comment Letter in italicized print, and the Company's responses are provided below each comment.

Form 10-K as of December 31, 2008

Management's Discussion and Analysis

Securities Activities, page 24

1. We note your $23.5 million investment in FHLB Pittsburgh stock as of December 31, 2008. We also note that you did not consider this investment other-than-temporarily impaired as of December 31, 2008. In order to provide more transparent disclosure, please tell us and revise your future filings to disclose how you considered any positive and negative factors in reaching this conclusion. Please discuss how you considered the fact that the FHLB suspended the payment of dividends and the repurchase of excess capital stock until further notice. You may refer to the guidance of paragraphs 12.21 to 12.25 of the AICPA Audit Guide for Depository and Lending Institutions and paragraph 8(i) of SOP 01-06.

Response:

The Company's management reviewed and evaluated the FHLB Pittsburgh (the "FHLB") capital stock for other-than-temporary impairment at December 31, 2008. Management considered the suspension of dividends and the repurchase of excess capital stock by the FHLB Board of Directors in a letter to member banks dated December 23, 2008. Management reviewed the FHLB's Form 10-Q for the period ended September 30, 2008 filed with the Commission on November 12, 2008 and Form 8-K filed with the Commission on December 23, 2008, as this was the latest financial information available at the time of the filing of the Company's 10-K for the year ended December 31, 2008.

Management considered the following matters from SOP 01-06:

  the significance and severity of the decline in the net assets of the FHLB (including its investment portfolio) as compared to the capital stock amount of the FHLB and the length of time this situation has persisted;
  the ability of the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB; and
  the liquidity position of the FHLB.

Management considered the following items from the September 30, 2008 Form 10-Q of the FHLB:

  The total capital of the FHLB increased to $4.562 billion at September 30, 2008 from $4.285 billion at December 31, 2007.
  The net income of the FHLB for the three and nine months ended September 30, 2008 increased to $96.9 million and $207.4 million, respectively, from $64.2 million and $170.1 million in the comparable periods in 2007.
  The FHLB exceeded all required capital ratios as of September 30, 2008. In addition, permanent capital of $4.581 billion at September 30, 2008 exceeded its risk based capital requirement by $2.630 billion.
  The gross unrealized losses on its private label mortgage backed securities increased to $1.361 billion at September 30, 2008 from $261.6 million at December 31, 2007. However, management also noted the following:
    The FHLB concluded that these unrealized losses were not other-than-temporary as of September 30, 2008.
    The FHLB MD&A disclosed that all MBS continue to pay principal and interest in accordance with their contractual terms.
    92% of these securities were rated AAA by external credit agencies.
    The FHLB had minimal subprime exposure in its private label MBS portfolio.
  The liquidity position of the FHLB (defined as cash and due from banks, interest-earning deposits and federal funds sold) remained strong at $4.606 billion at September 30, 2008 as compared to $4.797 billion at December 31, 2008.

Based on this review, management concluded that sufficient evidence did not exist to conclude that its investment in FHLB stock was other-than-temporarily impaired as of December 31, 2008. Because the investment in FHLB stock is viewed as a long-term investment, the temporary suspension of dividends and of repurchase of excess capital stock was considered in light of the FHLB's overall financial position as discussed above and was not deemed to present an other-than-temporary impairment.

We will revise future filings to more specifically discuss the factors considered by management in reaching a conclusion.

Financial Statements

Note B - Acquisition, page 65

2. On page 66, we note your pro forma results of operations for the years ended December 31, 2008 and 2007 as if IBT had been acquired on January 1, 2008 and 2007, respectively. We also note the amounts you have reported as pro forma revenue during these periods appear to be significantly less than the amounts of total interest income reported in the consolidated statements of income on page 54. Please clarify why the pro forma revenue amounts appear to be less than the actual revenue amounts reported in your statements of operations. Please tell us and revise future filings to clarify the components of revenue included in the pro forma information on page 66.

Response:

The Company calculated the pro forma revenue for the years ended December 31, 2008 and 2007 from net interest income (total interest income less total interest expense) plus total noninterest income, not total interest income. We believe this is a reasonable application of the definition of revenue to a financial institution.

We will revise future filings to clarify the components of revenue included in the pro forma information.

Note D - Fair Value, page 68

Items measured at fair value on a recurring basis, page 71

3. We note you are reporting all of your impaired loans as items that are recorded at fair value on a recurring basis as opposed to a non-recurring basis. Please refer to paragraph 33 of SFAS 157 and tell us why you believe this is appropriate.

Response:

We agree with the Staff that impaired loans are carried at fair value on a non-recurring basis as opposed to a recurring basis and will revise future filings to so indicate.

Form 8-K Item 2.02 filed April 20, 2009

4. We note your presentation of tangible common book value, return on average tangible common equity, return on average tangible common assets and tangible common equity to tangible assets. These financial measures appear to be non-GAAP as defined by Regulation G as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in the future, please clearly label these financial measures as non-GAAP each time they are presented in accordance with GAAP for all periods presented. Please provide us your proposed revised disclosures in your response. You may refer to Regulation G.

Response:

We agree with the Staff that tangible common book value, common return on average tangible assets, common return on average tangible common equity and tangible common equity / tangible assets are non-GAAP-based financial measures. We will revise future filings to clearly label these financial measures as non-GAAP and provide a reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented.

Our proposed revised disclosure is as follows:

	1Q09	4Q08	3Q08	2Q08	1Q08
Tangible common book value
Common book value (GAAP basis)	$16.01	$16.24	$16.34	$16.00	$14.18
Effect of excluding intangible assets	(6.33)	(6.34)	(6.37)	(6.48)	(2.14)
Tangible common book value	9.68	9.90	9.97	9.52	12.04

Common return on average tangible assets
Common return on average assets (GAAP basis)	(0.29)%	1.42%	1.44%	1.51%	1.75%
Effect of excluding intangible assets	(0.01)	0.06	0.06	0.03	0.03
Common return on average tangible assets	(0.30)	1.48	1.50	1.54	1.78

Common return on average tangible common equity
Common return on average equity (GAAP basis)	(2.34)%	13.71%	13.93%	14.78%	17.27%
Effect of excluding intangible assets	(1.08)	8.48	9.02	4.39	3.10
Effect of excluding preferred stock	(1.11)	-	-	-	-
Common return on average tangible common equity	(4.53)	22.19	22.95	19.17	20.37

Tangible common equity / Tangible Assets
Common Equity / Assets (GAAP basis)	10.26%	10.11%	10.10%	10.07%	10.08%
Effect of excluding intangible assets	(3.80)	(3.70)	(3.68)	(3.82)	(1.39)
Tangible common equity / Tangible assets	6.46	6.41	6.42	6.25	8.69

Form 10-Q as of March 31, 2009

General

5. Please apply our comments above to the interim financial statements and footnotes included in your Form 10-Q, as applicable.

We will apply the comments noted above in future Form 10-Q filings as applicable.

Management's Discussion and Analysis

Business Summary, page 22

6. We note that you completed a $108,676,000 capital raise as a participant in the U.S. Treasury Capital Purchase Program. Please tell us and revise your future filings to more clearly discuss the following regarding your issuances of preferred stock and warrants to the U.S. Treasury:

● How you determined the fair value of the preferred stock and the warrants;

● The market rate (discount rate) used when deriving the fair value of the preferred stock;

● The methodology and assumptions used to calculate the fair value of the warrants; and

● The method used to amortize the discount on the preferred stock.

Response:

Management engaged Towers Perrin to calculate the fair value of the common stock warrants issued by the Company on January 16, 2009. The methodology used for deriving fair value was estimated using the binomial pricing model and incorporated assumptions called for by Paragraph 16 and Appendix A of SFAS 123(R). When reviewing the assumptions, the guidance in SEC Staff Accounting Bulletin No. 107 was utilized. The assumptions used to calculate the fair value of the warrants are summarized below:

Assumption	Value

Contractual Term	10 Years
Exercise Price	$31.53
Fair Market value of Company stock	$29.14
Expected Life	10 Years
Risk-free rate over expected life of the warrant	2.36%
Expected volatility	28.4%
Expected dividend yield	3.85%

The Company utilized the average of daily and monthly historical volatility for purposes of this valuation.

The Company calculated the fair value of the preferred stock using a discounted cash flow model and a 10% discount rate.

The level yield method is used to amortize the discount on the preferred stock over a period of five years.

We will revise future filings to more fully disclose the assumptions and methodologies utilized to value the preferred stock and warrants as well as the method utilized to amortize the discount on the preferred stock.

Allowance for Loan Losses, page 26

7. We noted that non-performing loans have increased from $42.5 million as of December 31, 2008 to $92.0 million as of March 31, 2009. We also note your discussion on page 26 of the five commercial loan relationships that significantly impacted the risk rating profile of your portfolio. Please tell us and expand your discussion of these loans in future filings to include the following information:

● When the loan was originated;

● When the loan became non-performing;

● The underlying collateral supporting the loan;

● The last appraisal obtained for the loan, as applicable; and

● Any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan as of March 31, 2009 and through the date of your response.

Response:

Further discussion of the five loans is as follows:

  The first relationship is a $32.3 million commercial and industrial loan with an energy-related company comprised of five different facilities and three legal entities. Recent decreases in commodity prices have created cash flow difficulties for this company and a $9.3 million specific reserve has been established for the loans. This relationship was originated in September of 2002 and was placed into nonaccrual status in February of 2009. The underlying collateral for this relationship are assignments of partnership interests in energy production companies, assignment of brokerage accounts, personal residences and an aircraft. The last estimate of value was completed in March of 2009.
  The second relationship is a $7.5 million real estate development participation loan that has delayed construction pending better economic conditions, for which a $0.7 million specific reserve has been established. The relationship was originated in January of 2006 and was placed into nonaccrual status in January of 2009. The underlying collateral for this relationship is a mortgage on an undeveloped parcel of real estate. The last appraisal was completed in March of 2009.
  The third relationship is a $2.5 million commercial and industrial loan secured by assignment of partnership interests. Pending resolution of legal issues among the partners makes the valuation of the assigned partnership interests very difficult to value. As a result specific reserves for the full amount of $2.5 million have been established. The relationship originated in October of 2006 and was placed into nonaccrual status in March of 2009. Subsequent to March 31, 2009, management has negotiated additional collateral that will mitigate future potential losses.
  The fourth relationship is a $4.1 million real estate loan comprised of three distinct projects, the largest of which is a $3.7 million condominium project that has experienced slow absorption due to a downturn in the housing market. Specific reserves of $0.6 million have been established for the loans. The relationship originated in February of 2005 and was placed into nonaccrual status in February of 2009. The underlying collateral consists of a completed condominium development project, a house built on speculation and near completion and an office building. The last appraisal was completed in February 2009. Subsequent to March 31, 2009, two condominium units were under agreement to be sold and one has since been closed.
  The fifth relationship is a $3.4 million condominium project that has experienced slow absorption due to the downturn in the housing market. A specific reserve of $0.2 million has been established. The loan originated in October of 2003 and was placed into nonaccrual status in January of 2009. The last appraisal was completed in March of 2009. The underlying collateral for this relationship is the condominium development and the unimproved land.

We will revise future filings to include this expanded discussion.

8. As a related matter, we note you recorded approximately $21.4 million in additional loss provision due to the increase in delinquencies and nonperforming loan levels, primarily due to the commercial credits discussed on page 26. Please tell us and revise future filings to more fully discuss the reasons for the provision in the current period. Additionally, tell us to what extent, if any, these conditions have changed from December 31, 2008 to the current provision as of March 31, 2009.

Response:

The $21.4 million provision is primarily a result of the following:

  a $12.0 million increase in specific reserves
  a $9.4 million increase in general reserves

The increase in specific reserves is primarily a result of the five commercial credits discussed above. The increase in general reserves is primarily the result of an increase in overall risk (both macroeconomic and specific portfolio risks) combined with enhancements in methodology. Specifically, the increased macroeconomic risks were unemployment and commercial real estate vacancy trends, and the increased specific portfolio risks were nonaccrual loans, delinquent loans, classified loans, net charge-offs and delinquency trends, and out-of-state loans. All of these increases were partially offset by a decrease in loan growth during the first three months of 2009.

In addition, during the first quarter of 2009, the Company introduced two enhancements in its methodology. The first enhancement was the addition of an out-of-state risk factor which increased the general reserves for commercial real estate loans. The second enhancement was the expansion of the risk rating scale assigned to the qualitative factors in response to the current economic environment, which also had the effect of increasing general reserves.

We will revise future filings to include an expanded discussion of the reasons for the increased loan loss provision.

9. Please tell us and revise future filings to disclose your policy for charging off uncollectible loans in accordance with paragraph 13 of SOP 01-06.

Response:

The Company has a charge-off policy within its general lending policy. The charge-off policy is broken down into two components - retail and commercial.

The charge-off policy for retail loans is broken down into two types. The first type is unsecured or secured with non real estate. These loans are evaluated for a charge at 90 days past due. Unsecured loans are fully charged off. If the loan is secured with non real estate, it will be charged down to the value of the collateral less the estimated cost to sell. If the collateral is repossessed and remains unsold for 120 days the carrying value will be completely charged-off. The second type is loans secured by real estate. These loans will be evaluated for a charge at 90 days past due. The loan will be charged down to the value of the collateral less the estimated cost to sell.

The charge-off policy for commercial loans requires that loans and other obligations that are not collectible be promptly charged-off in the month the loss becomes probable, regardless of the delinquency status of the loan. The bank may elect to recognize a partial charge-off when management has determined that the value of collateral is less than the then remaining ledger balance. A loan or obligation does not need to be charged-off, regardless of delinquency status, if (i) management has determined there exists sufficient collateral to protect the remaining loan balance, and (ii) there exists a strategy to liquidate the collateral. Management may also consider a number of other factors to determine when a charge-off is appropriate. These factors may include, but are not limited to:

    The status of a bankruptcy proceeding
    The value of collateral and probability of successful liquidation
    The status of adverse proceedings or litigation that may result in collection

We will revise future filings to disclose our policy for charging-off uncollectible loans.

* * * *

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust this letter addresses the Staff's questions and comments and would appreciate receiving any further comments at the Staff's earliest convenience. Please contact the undersigned at (724) 465-4825 with any further comments or to discuss any of the Company's responses.

Sincerely,

/s/ Robert E. Rout

Robert E. Rout

Senior Executive Vice President,

Chief Administrative Office, Chief Financial Officer & Secretary

Cc: Ms. Babette Cooper, Staff Accountant

Mr. John Nolan, Senior Assistant Chief Accountant